

August 24, 2017

Ray Prudo
Interim Chief Executive Officer
Akari Therapeutics, Plc
75/76 Wimpole Street
London W1G 9RT
United Kingdom

> **Re: Akari Therapeutics, Plc**
> **Registration Statement on Form F-3**
> **Filed August 18, 2017**
> **File No. 333-220052**

Dear Dr. Prudo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at (202) 551-3798 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Gary Emmanuel, Esq.